

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

David Cutler
Chief Executive Officer
Canning Street Corp
PO Box 140271
Lakewood, Colorado, 80214

      Re: Canning Street Corp
            Form 10-12G/A filed January 28, 2021
            File No. 000-56235

Dear Mr. Cutler :

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction